Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2018	2017
Earnings:
Income before income taxes	$3,168	$2,882
Add:
Interest and other fixed charges, excluding capitalized interest	512	508
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	87	95
Distributed income of investees accounted for under the equity method	4	5
Amortization of capitalized interest	3	2
Less:
Equity in earnings of investments accounted for under the equity method	30	15
Total earnings available for fixed charges	$3,744	$3,477
Fixed charges:
Interest and fixed charges	$525	$520
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	87	95
Total fixed charges	$612	$615
Ratio of earnings to fixed charges	6.12x	5.65x

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